UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BONA FILM GROUP LIMITED

(Name of Issuer)

Ordinary Shares, par value US$0.0005 per share

(Title of Class of Securities)

09777B107**

(CUSIP Number)

Janet L. Nova

Executive Vice President, Deputy Group General Counsel

TWENTY-FIRST CENTURY FOX, INC.

1211 Avenue of the Americas

New York, New York 10036

(212) 852-7214

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Sam Zucker, Esq.

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, California 94025

(650) 473-2600

June 19, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, of Bona Film Group Limited, each representing two Ordinary Shares. No CUSIP has been assigned to the Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of reporting persons News America Incorporated
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 6,050,067 Ordinary Shares
	(8)	Shared voting power 0
	(9)	Sole dispositive power 6,050,067 Ordinary Shares
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 6,050,067 Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) Approximately 19.9%[1]
(14)	Type of reporting person (see instructions) CO

[1]	This percentage is calculated based on 30,402,346 ordinary shares, par value US$0.0005 per share, of Bona Film Group Limited issued and outstanding as of December 31, 2012, as reported in its Annual Report on Form 20-F for the fiscal year ended December 31, 2012.

(1)	Names of reporting persons Twenty-First Century Fox, Inc. (formerly known as News Corporation)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 6,050,067 Ordinary Shares
	(8)	Shared voting power 0
	(9)	Sole dispositive power 6,050,067 Ordinary Shares
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 6,050,067 Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) Approximately 19.9%[2]
(14)	Type of reporting person (see instructions) CO

[2]	This percentage is calculated based on 30,402,346 ordinary shares, par value US$0.0005 per share, of Bona Film Group Limited issued and outstanding as of December 31, 2012, as reported in its Annual Report on Form 20-F for the fiscal year ended December 31, 2012.

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to the ordinary shares, par value US$0.0005 per share (“Ordinary Shares”), of Bona Film Group Limited, a Cayman Islands company. This Amendment amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on May 30, 2012 (the “Original Statement”) by NCIH, Inc., a Delaware corporation, and News Corporation, a Delaware corporation now known as “Twenty-First Century Fox, Inc.” Only those items in the Original Statement amended by this Amendment are reported herein. Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Original Statement.

This Amendment is filed in connection with the transfer on June 19, 2013 by NCIH LLC, a Delaware limited liability company and successor-in-interest to NCIH, Inc., of 6,050,067 Ordinary Shares to News America Incorporated, a Delaware corporation and a wholly-owned subsidiary of Twenty-First Century Fox, Inc., a Delaware corporation formerly known as “News Corporation.” News America Incorporated was, at the time of the share transfer, the parent company of NCIH LLC.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated in its entirety to read as follows.

(a) This Statement is being jointly filed by News America Incorporated, a Delaware corporation (“News America Incorporated”), and Twenty-First Century Fox, Inc., a Delaware corporation formerly known as News Corporation (“Twenty-First Century Fox” and together with News America Incorporated, the “Reporting Persons”).

(b) The address of the principal place of business of each Reporting Person is 1211 Avenue of the Americas, New York, New York 10036.

(c) News America Incorporated is a wholly-owned subsidiary of Twenty-First Century Fox. Following the separation of its business into two independent publicly-traded companies on June 28, 2013 (the “Separation”), Twenty-First Century Fox, formerly known as “News Corporation,” continues to operate its media and entertainment businesses, which are comprised of a portfolio of cable, broadcast, film, pay-TV and satellite assets. News America Incorporated is principally engaged in conducting certain operations of Twenty-First Century Fox.

In accordance with the provisions of General Instruction C to Schedule 13D of the Securities Exchange Act of 1934, as amended (the “Act”), information concerning each executive officer and director of each Reporting Person required by Item 2 of Schedule 13D is set forth in Schedule A attached to this Statement and is incorporated by reference herein.

(d) During the last five years, none of the Reporting Persons or any of the persons named in Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or any of the persons named in Schedule A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of News America Incorporated and Twenty-First Century Fox is a Delaware corporation. The citizenship of each executive officer and director of each Reporting Person is set forth in Schedule A hereto and is incorporated by reference herein.

Neither the filing of this Statement nor anything contained herein shall be construed as an admission that (i) any Reporting Person constitutes a “person” for any purpose other than Section 13(d) of the Act or (b) any combination of the Reporting Persons constitutes a “group” for any purpose. Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add to the end thereof the following paragraphs.

“On June 18, 2013, NCIH, Inc., a Delaware corporation which purchased 6,050,067 Ordinary Shares from the Selling Shareholder, was converted into a limited liability company formed under the laws of the State of Delaware under the name “NCIH LLC” (“NCIH LLC”) pursuant to (i) the Certificate of Conversion to Limited Liability Company of NCIH, Inc., a Delaware corporation, to NCIH LLC, a Delaware limited liability company, filed with the Secretary of State of the State of Delaware on June 18, 2013, and (ii) the Certificate of Formation of NCIH LLC filed with the Secretary of State of the State of Delaware on June 18, 2013. NCIH LLC was a wholly-owned subsidiary of News America Incorporated.

On June 19, 2013, NCIH LLC and News America Incorporated entered into an Instrument of Transfer, pursuant to which NCIH LLC transferred to News America Incorporated 6,050,067 Ordinary Shares, which represent approximately 19.9% of the total number of Ordinary Shares issued and outstanding as of December 31, 2012, as reported by the Issuer in its Annual Report on Form 20-F for the fiscal year ended December 31, 2012. News America Incorporated, the Issuer, the Founder and the Selling Shareholder entered into a Joinder Agreement, effective as of June 19, 2013, pursuant to which News America Incorporated became an “Investor” party to the Investor Rights Agreement.

In connection with and as part of an internal reorganization to facilitate the Separation, News America Incorporated transferred all of the outstanding interests in NCIH LLC to the new News Corporation, and following the Separation, NCIH LLC is no longer a subsidiary of the Reporting Persons.”

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows.

“(a) As of June 19, 2013, NCIH, Inc. no longer owns any Ordinary Shares. As of June 19, 2013, News America Incorporated owns 6,050,067 Ordinary Shares, which represent approximately 19.9% of the total number of Ordinary Shares issued and outstanding as of December 31, 2012, as reported by the Issuer in its Annual Report on Form 20-F for the fiscal year ended December 31, 2012. Twenty-First Century Fox owns all of the outstanding shares of capital stock of News America Incorporated. Each of News America Incorporated and Twenty-First Century Fox hereby expressly disclaims beneficial ownership of the 6,050,067 Ordinary Shares that may be deemed beneficially owned by the other Reporting Person and expressly disclaims membership in a “group” within the meaning of Section 13(d)(3) of the Act with each other.

As a result of the transactions described in this Statement, the Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Act with the Founder and the Selling Shareholder with respect to the matters described in Item 4 of this Statement. Each Reporting Person hereby expressly disclaims beneficial ownership of any Ordinary Shares legally or beneficially owned by the Founder or the Selling Shareholder and expressly disclaims membership in a “group” within the meaning of Section 13(d)(3) of the Act with the Founder and the Selling Shareholder.

(b) Each of News America Incorporated and Twenty-First Century Fox has sole power to dispose, or to direct the disposition of, 6,050,067 Ordinary Shares, and sole power to vote, or to direct the vote of, 6,050,067 Ordinary Shares.

(c) Except as described in this Statement, none of the Reporting Persons or any of the persons named in Schedule A hereto has effected any transactions in the Ordinary Shares or ADSs during the past 60 days.

(d) No other person is known by the Reporting Persons to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares held by the Reporting Persons or ADSs representing such Ordinary Shares.

(e) NCIH, Inc. ceased to be the beneficial owner of more than five percent of the Ordinary Shares as of June 19, 2013.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add to the end thereof the following paragraph.

“See Item 4 of this Amendment for a description of the Instrument of Transfer and Joinder Agreement filed as Exhibits 2 and 3, respectively, to this Amendment, which description is incorporated by reference in its entirety in this Item 6.”

Item 7.	Material to Be Filed as Exhibits.

1	Joint Filing Agreement dated as of July 11, 2013, by the Reporting Persons

2	Instrument of Transfer dated as of June 19, 2013, by and between NCIH LLC and News America Incorporated

3	Joinder Agreement dated as of June 19, 2013, by and among News America Incorporated, Bona Film Group Limited, Mr. Dong Yu and Skillgreat Limited

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

News America Incorporated

Dated: July 11, 2013	By:	/s/ Janet L. Nova
Name: Janet L. Nova
Title: Executive Vice President and Deputy General Counsel

Twenty-First Century Fox, Inc.

By:	/s/ Janet L. Nova
Name: Janet L. Nova
Title: Executive Vice President, Deputy Group General Counsel

INDEX TO EXHIBITS

Exhibit Number	Document

1	Joint Filing Agreement dated as of July 11, 2013, by the Reporting Persons

2	Instrument of Transfer dated as of June 19, 2013, by and between NCIH LLC and News America Incorporated

3	Joinder Agreement dated as of June 19, 2013, by and among News America Incorporated, Bona Film Group Limited, Mr. Dong Yu and Skillgreat Limited

SCHEDULE A

Schedule A is hereby amended and restated in its entirety to read as follows.

NEWS AMERICA INCORPORATED

The name and present principal occupation or employment of the directors and executive officers of News America Incorporated are set forth below. Unless otherwise indicated below, the current business address of each director and executive officer is 1211 Avenue of the Americas, New York, New York 10036.

Name	Present Principal Occupation or Employment	Citizenship
K. Rupert Murdoch	Director	USA
Chase Carey	Chairman and Chief Executive Officer	USA
John P. Nallen	Director, Senior Executive Vice President and Chief Financial Officer	USA

TWENTY-FIRST CENTURY FOX, INC.

The name and present principal occupation or employment of the directors and executive officers of Twenty-First Century Fox, Inc. are set forth below. Unless otherwise indicated below, the current business address of each director and executive officer is 1211 Avenue of the Americas, New York, New York 10036.

Name	Present Principal Occupation or Employment	Citizenship
K. Rupert Murdoch	Chairman and Chief Executive Officer	USA
Delphine Arnault	Director	France
James W. Breyer	Director	USA
Chase Carey	Deputy Chairman, President and Chief Operating Officer	USA
David DeVoe	Director	USA
Viet Dinh	Director	USA
Sir Roderick I. Eddington	Director	Australia
James R. Murdoch	Director, Deputy Chief Operating Officer and Chairman and CEO, International	USA
Lachlan K. Murdoch	Director	USA
Jacques Nasser	Director	Australia/USA
Robert Silberman	Director	USA
Álvaro Uribe	Director	Colombia
John P. Nallen	Senior Executive Vice President and Chief Financial Officer	USA
Gerson Zweifach	Senior Executive Vice President and Group General Counsel	USA